January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Mitchell Austin Larry Spirgel

Re:	Charter Communications, Inc.
Registration Statement on Form S-4
File No. 333-283779
Request for Effectiveness

Dear Messrs. Austin and Spirgel:

Reference is made to the Registration Statement on Form S-4 (File No. 333-283779) filed by Charter Communications, Inc. (“Charter “) with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2024, as amended on January 10, 2025 and January 17, 2025 (the “Registration Statement”).

Charter hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on January 22, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Steven A. Cohen at (212) 403-1347 or SACohen@wlrk.com or Steven R. Green at (212) 403-1035 or SRGreen@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Cohen or Mr. Green when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

CHARTER COMMUNICATIONS, INC.

By:	/s/ Jamal H. Haughton
Name:	Jamal H. Haughton
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Renee L. Wilm, Chief Legal Officer & Chief Administrative Officer, Liberty Broadband Corporation
Steven A. Cohen, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz